SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ / MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Public Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDER’ MEETING

HELD ON SEPTEMBER 25, 2018

1. Date, time and place: On September 25, 2018, at 10:30 am, at the registered office of GAFISA S.A. (“Company”), in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2. Call: Call notice published on August 15, 16 and 17, 2018, in the Official Gazette of the State of São Paulo on pages 15, 53 and 14 of the Business Section (Caderno Empresarial), and in the newspaper “O Estado de São Paulo” on August 15, 16 and 17, 2018, on pages B13, B9 and B11, of the Economics Section (Caderno Economia), respectively.

3. Attendance: Shareholders representing more than 75% of the voting capital stock of the Company, already considering all the bulletin of distance voting sent directly to the Company or through the systems of B3 - Brasil, Bolsa, Balcão (“B3”) and book keeping agent. Attending, also, for the purposes of the provisions of art. 134, paragraph 1 of Law 6,404/76, Mr. Sandro Rogério da Silva Gamba and Mr. Carlos Eduardo Moraes Calheiros.

4. Presiding Board: Mr. Andre de Almeida Rodrigues, Chairman of the Meeting; and Mr. Pedro Gonzalez Tinoco, Secretary.

5. Agenda: (i) To dismiss all members of the Board of Directors; (ii) to set the number of members to compose the Board of Directors; and (iii) to elect the new members of the Board of Directors.

6. Multiple Vote: According to the Notice to Shareholders disclosed by the Company on 08/15/2018 and 09/20/2018, shareholders holding more than 5% of the voting capital of the Company requested the adoption of the multiple vote procedure for the election of the members of the Board of Directors, as provided for in article 141, caput, of Law 6,404/76. The Chairman of the Meeting informed the shareholders attending the Meeting, in view of the Shareholders’ Attendance Book and having already excluded from the calculation the votes of the shareholders who, through a bulletin of distance voting, expressed their intention to abstain from the multiple vote procedure , and who did not physically attended the Meeting or did not requested to vote in person, that the number of votes required to guarantee the election of each member of the Board of Directors is 30,236,896.

7. Resolutions of the Chairman of the Meeting: In view of the ongoing litigation concerning this General Meeting, in order to maintain transparency and fairness of the work, the President deliberated to allow the drawing up of notarized minutes in the presence of a representative of the 14th Notary Public of the capital of São Paulo.

8. Resolutions: Preliminary, it is registered that (i) the shareholders Wishbone Delaware Brazil I LLC and Wishbone Restricted Partners, LP presented original proxies of foreign origin without translation of the apostille and without registration in the Registry of Deeds and Documents, however, the Chairman and the Secretary of the Meeting of this Extraordinary Shareholders’ Meeting permitted the participation and vote of such shareholders in the meeting, due to the Company’s prior waiver of the need for signature recognition and/or notarization/consularization of the proxies granted, as set forth in the Call Notice; (ii) the shareholders Alliance Trust PLC, Battelle M. Institute, The Health Foundation, River and Mercantile ICVC - R.A.M.G. High Alpha, River and Mercantile World R.F., Advance Asset Management - WSSP I. E.T, BT Funds Management (NZ) L. - The Westpac W.V.I., BT Funds M.L. - BT Wholesale M.I. S.F., American E.P.S. Corp. - A.E.P. Master Retirement Trust, American E.P.S. Corp. - A.E.P. System Retiree Medical T. F.C. Union Employees, represented by River and Mercantile Asset Management LLP (all together referred to simply as “River”), presented a copy of a foreign origin power of attorney with a series of irregularities, attached to these minutes, such as (a) document presented by means of a simple copy, with handwritten lateral annotations, which are not part of the body of the document; (b) document of foreign origin without registration in the Registry of Deeds and Documents; (c) document with name inconsistency in relation to the signatory; (d) document certified by the public notary of the City of London in Portuguese language, without proper proof of their ability to certify such document; and (e) a copy of the notarization, apostille, e-mail, as well as documents for representation signed by unidentified individuals, qualified, all of them only in a foreign language, which motivated the disregard of the proxy for purposes of participation in this Meeting for physical voting. The stockholder BRADO CAPITAL ADMINISTRAÇÃO DE TÍTULOS E CARTEIRA DE VALORES MOBILIÁRIOS presented a protest regarding the matter. Following the proceedings, the following resolutions were taken with the abstention and contrary votes recorded in each case, and these minutes were drafted in summary form and their publication with the omission of the signatures of the shareholders, as provided in art. 130, paragraphs 1 and 2 of Law 6,404/76:

(a) To approve, by majority votes, with 17,274,677 votes in favor, 9,898,352 votes against and 147,432 abstentions, the dismissal of all members of the Company’s Board of Directors.

(b) To approve, by majority votes, with 17,916,021 votes in favor, 9,256,274 votes against and 148,100 abstentions, to be set in 7 (seven) the number of members compose the Company’s Board of Directors, pursuant to Art. 15 of the Company’s Bylaws, which term until the Ordinary General Meeting of 2020.

(c) After the vote on items (i) and (ii) of the agenda, the Chairman and the Secretary were informed by Carlos Eduardo Moraes Calheiros, Investor Relations Officer of the Company, about an error in the “SYNTHETIC CONSOLIDATED VOTING MAP” made available by the Company to the market on 09/24/2018, therefore, one day prior to the execution of this EGM. As explained by Mr. Carlos Eduardo Moraes Calheiros, the number of votes related to the bulletin of distance voting was correctly listed in the communication to the market regarding items (i) and (ii) of the agenda, but the votes received at a distance related to item (iii) of the agenda were incorrect due to an internal error of the Company, which was corrected before all present with the presentation of a proper explanation and justification regarding the error.

As explained by the Company’s Investor Relations Officer, such formal error did not affect the deliberations or alter the votes related to items (i) and (ii) of the agenda, but such an error would affect the result of item (iii) of the agenda. The Company’s Director of Investor Relations corrected the SYNTHETIC CONSOLIDATED VOTING MAP regarding the votes addressed to item (iii) of the agenda and, thus, the work based on the correct number of votes at a distance were resumed. Analyzing the analytical description provided by the Company of all the shareholders who voted at a distance, it was noted that the shareholders River, recorded several votes related to items (i), (ii) and (iii) of the agenda, which makes explicit that shareholders River, in addition to having filed an irregular power of attorney to take part and vote in this EGM, also previously voted through bulletin of distance voting, which shows the desire of such shareholder to vote in duplicity, which was not allowed as a result of the refusal of the Chairman and Secretary of the Meeting to accept the irregular power of attorney submitted by River to the attending shareholders. It is stated that the shareholder River regularly submitted his votes at a distance, and such votes were considered and validated along with the other votes recorded at a distance. The shareholder BRADO CAPITAL ADMINISTRAÇÃO DE TÍTULOS E CARTEIRA DE VALORES MOBILIÁRIOS protested in relation to the matter and with regard to the text of the minutes. Additionally, it was possible to attest that shareholder Laercio Lampiasi, although duly represented at the EGM to conduct a physical vote, also presented his votes at a distance.

(c) To elect, through the multiple vote process, to compose the Company's Board of Directors, the following individuals, all as independent directors:

(i) with 24,119,646 votes, Ana Maria Loureiro Recart, Brazilian, lawyer, married, bearer of identity card RG no. 240.800-2, issued by SSP/DF and enrolled with CPF/MF under no. 261.320.138- 06, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima 3900, 6th floor;

(ii) with 24,121,788 votes, Karen Sanchez Guimarães, Brazilian, lawyer, single, bearer of identity card RG 30.271.707-9, and enrolled with CPF/MF under no. 324.302.698-99, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima 3900, 6th floor;

(iii) with 28,636,407 votes, Tomás Rocha Awad, Brazilian, business administrator, married, bearer of identity card RG 10,595,772-0, issued by SSP/SP, and enrolled with CPF/MF under No. 145.527.458-59, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Hélio Pelegrino, 720, apt. 31B, Vila Nova Conceição, CEP 04513-100;

(iv) with 16,107,720 votes, Eric Alexandre Alencar, Brazilian, mechanical engineer, married, bearer of identity card RG 26.370.576-6, and enrolled with CPF/MF under no. 258.232.758-94, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Coronel Artur de Paula Ferreira, 132/31, Vila Nova Conceição, CEP 04511-060;

(v) with 24,116,047 votes, Mu Hak You, Korean, married, businessman, bearer of RNE Identity Card No. W476.695-R issued by SPMAF/SP, enrolled with CPF/MF under No. 538.055.348-68 , resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6th floor, CEP 04538-132;

(vi) with 24,114,074 votes, Pedro Carvalho de Mello, Brazilian, married, economist, bearer of Identity Card RG 01656738-0 issued by DGPC/DPT/Felix Pacheco Identification Institute, State of Rio de Janeiro, enrolled in the CPF/MF No. 025.056.817-91, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6th floor, CEP 04538-132;

(vii) with 24,122,796 votes, Thiago Hi Joon You, Brazilian, single, administrator, holder of Identity Card RG 32.228.995-6 issued by SSP/SP, enrolled with CPF/MF under no. 324.797.208-02, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6th floor, CEP 04538-132;

8.1 In addition to the elected candidates, 50,362,932 votes were cast on other candidates who did not receive enough votes to be elected, and abstentions corresponded to 988,071 votes.

8.2 Record that the curricula of the Directors elected herein are included in the Management Proposal or presented to the Extraordinary Shareholders’ Meeting by the shareholders that indicated them and that they declared that such candidates are in a position to sign their respective instrument of investiture, as provided for in arts. 2 and 3 of CVM Instruction No. 367/02, which will be drawn up in the proper book. Upon signature of said instrument, the board members hereby elected shall take their respective positions and shall be subject to the arbitration clause set forth in art. 61 of the Company’s Bylaws, in accordance with the rules contained in the B3 Novo Mercado Regulation.

9. Closing: There being no further business to discuss, the meeting was closed and these minutes were drawn up in summary form, which, after being read and found to be in order, was signed by those present at the close of the Meeting. São Paulo, September 25, 2018. Presiding Board: Andre de Almeida Rodrigues, President and Pedro Gonzalez Tinoco, Secretary. Attending Shareholders: EDGAR ANTONIO VAITEKAITES JUNIOR, GISELLE RODRIGUES MOREIRA ROSA, FRANCO DOMENICO ELMOR, EVANDRO APARECIDO DE OLVEIRA ALMEIDA, TOMAS E. M. BASSI, LAERCIO LAMPIASI, CITIBANK N.A., NO JOON PARK, SOON JOON KIM, IK SOON LEE, WISHBONE DELAWARE BRAZIL I LLC, WISHBONE RESTRICTED PARTNERS, LP, GWI CLASSIC FIA, GWI LEVERAGE FIA, GWI PIPES FIA, GWI HIGH VALUE, GWI REAL STATE, FIA GWI PRIVATE, GWI ASSET MANAGEMENT, GWI BRAZIL, INSTITUTO GWI, JONG S. K. YOU, GABRIELA H. J. YOU, JUN H. SONG, MI J. LEE, KAREN SANCHEZ, ANA RECART, GUILHERME CARLINI, RODRIGO LUCAS, LUCIANO DO AMARAL, GERSON COHEN, RODRIGO BORGH, THIAGO H. J. YOU, GUILHERME SARTORI, CLAUDIO SANGAR, ODAIR SENRA, BRADO CAPITAL, RENATA FIDALE, ANA CAROLINA MEDINA, HIGOR BIANA, MARIANA DE OLIVEIRA, GLAUCO MEURER, FABIO MANSUR, CIRCE NETO, SANDRO GAMBA.

These minutes confer with the original version drawn up in the proper book.

São Paulo, September 25, 2018.

Presiding Board: Andre de Almeida Rodrigues President Pedro Gonzalez Tinoco Secretary

I undersigned below, ALISA GRAFTON, a notary public in the City of London, England, by royal charter duly accepted and certified with jurisdiction in the entire territory of England and Wales, CERTIFY:

THAT the proxy instrument attached hereto was signed by Mr. KEVIN JAMES PATRICK HAYES, officer at RIVER AND MERCANTILE HOLDINGS LIMITED, a corporate designated member of RIVER AND MERCANTIL ASSET MANAGEMENT LLP, a limited liability company duly organized in the United Kingdom, enrolled under No. OC317647 at the Registry of Entities of England and Wales (thereafter referred to as, “the Company”), a person recognized by me, notary public, who delivered it on the Company’s behalf;

THAT referred Mr. KEVIN JAMES PATRICK HAYES in his capacity is duly authorized to sign referred proxy instrument on the Company’s behalf;

AND THAT referred proxy instrument, thus signed, handed, and witnessed, is duly granted binding the Company pursuant to the laws of England and Wales.

AND TO DECLARE that I hereby sign this instrument and seal it with my official seal, in London, England, on September 21, 2018.

(signed)

APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1.	**Country:** Pays / Pais:	United Kingdom of Great Britain and Northern Ireland
	This public document Le présent acte public / El presente documento público	
2.	**Has been signed by** a été signé par ha sido firmado por	Alisa Grafton
3.	**Acting in the capacity of** agissant en qualité de quien actúa en calidad de	Notary Public
4.	**Bears the seal / stamp of** est revêtu du sceau / timbre de y está revestido del sello / timbre de	The Said Notary Public

Certified
Attesté / Certificado

5.	**at** à / en	London	6.	**the** le / el día	21 September 2018
7.	**by** par / por	Her Majesty's Principal Secretary of State for Foreign and Commonwealth Affairs			
8.	**Number** sous no / bajo el numero	APO-1098632			
9.	**Seal / stamp** Sceau / timbre Sello / timbre	FOREIGN AND COMMONWEALTH OFFICE LONDON	10.	**Signature** Signature Firma	O. Matti

This Apostille is not to be used in the UK and only confirms the authenticity of the signature, seal or stamp on the attached UK public document. It does not confirm the authenticity of the underlying document. Apostilles attached to documents that have been photocopied and certified in the UK confirm the signature of the UK official who conducted the certification only. It does not authenticate either the signature on the original document or the contents of the original document in any way.

If this document is to be used in a country not party to the Hague Convention of the 5th of October 1961, it should be presented to the consular section of the mission representing that country

To verify this apostille go to www.verifyapostille.service.gov.uk

Instruction: Approve the number of members to comprise the Company's Board of Directors, as proposed by the Company's management in the Managements' Proposal.

Instrução: Aprovar o número de membros que comporão o Conselho de Administração da Companhia, conforme proposto pela administração na Proposta da Administração.

(iii) "Elect the members of the Company's Board of Directors";

(iii) "Eleger os membros do Conselho de Administração";

Instruction: Vote and, at your exclusive criteria, to indicate candidates for the Company's Board of Directors pursuant to our e-mail instruction to be sent on Monday, 24th September 2018.

Instrução: Votar e indicar candidatos ao Conselho de Administração da Companhia nos termos definidos por email enviado por nós na segunda-feria, 24 de setembro 2018.

3. Sign all documents required for the faithful accomplishment of this power of attorney, including the Company's Shareholders Attendance Book and the Shareholders Meetings Minutes Books;

3. Assinar todos os documentos que forem necessários ao bom e fiel cumprimento deste mandato, incluindo o Livro de Presença de Acionistas e o Livro de Atas de Assembleias Gerais da Companhia.

4. Assign all or part of the powers granted hereby, with or without reservation of equal powers.

4. Substabelecer, no todo ou em parte, os poderes ora outorgados, com ou sem reserva de iguais.

This Power of Attorney shall be in full force and effect as of the date hereof and once its purpose is fulfilled pursuant to clause 2, it shall immediately terminate.

Esta procuração entra em vigor na presente data e, uma vez cumprida a sua finalidade, será considerada imediatamente extinta, quando os termos da clausula 2 forem realizados.

September 20th, 2018.

20 de setembro de 2018.

RIVER AND MERCANTILE ASSET MANAGEMENT LLP

Kevin Hayes – CFO

3

MANIFESTATION

EXTRAORDINARY SHAREHOLDERS’ MEETING OF GAFISA S.A.

HELD ON SEPTEMBER 25, 2018, AT 10:30 a.m. (“ESM”)

Protocol:

Received: September 25, 2018

Chairman: (signed)

Secretary: (signed)

In the capacity of holder of common shares of Gafisa S.A. (the “Company” or “Gafisa”), hereby registers its MANIFESTATION as to the affirmation made by ESM presiding board that the shareholder RIVER AND MERCANTILE ASSET MANAGEMENT LLP and shareholders represented thereby (“River and Mercantile”) would have attempted to vote twice at this ESM.

What occurs is River and Mercantile opted for the remote voting form made available by the Company. Even so, it opted for personally attending the ESM through their attorneys-in-fact. However, the ESM presiding board arbitrarily disregarded the proxy instrument submitted by River and Mercantile and made the affirmation above, which does not correspond to the truth. As the presiding board disregarded River and Mercantile proxy, the truth is shareholder did not physically cast its vote.

In addition, as authorized by CVM Instruction No. 481/09, in its Article 21-W, Paragraph 5, a shareholder who has opted for remote voting may attend the meeting physically and exercise his voting right. In this case, it shall be incumbent upon the presiding board to disregard the remote voting form and make the adjustments necessary to the number of remote votes; checking is its responsibility before attending and voting shareholders.

It is worth mentioning that the presiding board refused the assistance of service provider hired by the Company to facilitate the counting of votes, also, the automatic checking of attending shareholders and the votes cast by means of remote voting forms.

Finally, although shareholders attending the ESM have deliberated to draw up the Minutes of the Meeting in the summary format, as authorized by Article 130, Paragraph 1 of Law No. 6.404, the presiding board deliberately added several clauses, inclusive referring to representation of River and Mercantile, which does not agree with the summary format of the Minutes.

Therefore, the presiding board’s affirmation and conduct have no grounds and may personally hold their members liable, inclusive their administrative responsibility before the Brazilian Securities and Exchange Commission, also the duty to indemnify for the damages deriving therefrom.

Finally, the Shareholder requests that this present MANIFESTATION is numbered, certified by presiding board and filed at the Company’s headquarters.

São Paulo, September 25, 2018.

SHAREHOLDER: BRADO CAPITAL ADMINISTRADORA DE TÍTULOS .... (illegible) E VALORES MOBILIÁRIOS LTDA.

By:

Name: (illegible signature)

By:

Name:

PROTEST

EXTRAORDINARY SHAREHOLDERS’ MEETING OF GAFISA S.A.

HELD ON SEPTEMBER 25, 2018, AT 10:30 a.m. (“ESM”)

Protocol:

Received: September 25, 2018

Chairman: (signed)

Secretary: (signed)

In the capacity of holder of common shares of Gafisa S.A. (the “Company” or “Gafisa”), hereby registers its PROTEST to contest the illegal and arbitrary decision of  ESM presiding board which disregarded several proxies submitted, inclusive of shareholder RIVER AND MERCANTILE ASSET MANAGEMENT LLP (“Disregarded Shareholders”).

As mentioned in the Circular Official Letter/CVM/SEP/No. 02/2018, CVM Instruction No. 481/09, in its Article 5 provides the call notice announcement shall list the documents required so that shareholders are accepted to attend the meeting. In addition, the same Official Letter points out that shareholder may attend the general meeting, even if the shareholder failed to previously deposit the proxy instrument.

As mentioned in the Company’s Reference Form1, Gafisa does not “have specific rules for proxies granted by shareholders, applying the rules provided for in the Brazilian laws.” In turn, the call notice instrument did not mention any specific requirement relating to the proxy instruments to be granted for the ESM.

Therefore, concerning the representation of shareholders attending the ESM, the respective attorney-in-fact only would have to submit (i) a copy of the proxy; (ii) the documents evidencing the signatory’s powers to grant referred proxy; and (iii) his identity document. Any other requirement reveals to be improper and groundless pursuant to the laws, applicable rules, the Company’s bylaws or documents made available for the ESM.

Even so, the ESM presiding board decided to disregard the proxies submitted by Disregarded Shareholders under a merely formal allegation, not even questioning the signatories’ powers.

Therefore, the disregard of the proxies submitted irreversibly affects the validity of deliberations mentioned in the ESM agenda, especially the election of new members of the Board of Directors by the multiple vote process, since it resulted in the inability of shareholders represented by Disregarded Shareholders to participate in referred election,  accordingly affecting the number of votes necessary to elect members of the Board of Directors and its final composition.

The decision above evidences that the meeting presiding board does not have the exemption necessary to conduct the works of this ESM, making efforts to benefit the candidates nominated by GWI Asset Management S.A., GWI Brazil and Latin America Master Fund Ltd. and other shareholders represented thereby, who also elected referred presiding board.

In view of the reasons explained above, the deliberations made at the ESM, especially the election of members of Gafisa’s Board of Directors, pose an irremediable defect, and subject to annulment.

In addition, the partial conduct of ESM presiding board will give rise to personally holding its members liable, inclusive their administrative responsibility before the Brazilian Securities and Exchange Commission, also the duty to indemnify for damages deriving therefrom.

1 Item 12.2.d

Finally, Shareholder requests that this present PROTEST is numbered, certified by presiding board and filed at the Company’s headquarters.

São Paulo, September 25, 2018.

SHAREHOLDER: BRADO CAPITAL ADMINISTRADORA DE TÍTULOS .... (illegible) E VALORES MOBILIÁRIOS LTDA.

By:

Name: (illegible signature)

By:

Name:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 27, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer